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SEC Mail Processing Section

MAR 01 2021

Washington DC 416

SEC FILE NUMBER
8-51944

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thoroughbred Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5110 Maryland Way, Suite 300
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Kelly 615-371-0001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert, LLP
(Name – *if individual, state last, first, middle name*)

222 Second Avenue South, Suite 1240	Nashville	TN	37201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thoroughbred Financial Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY M. CASH
STATE OF TENNESSEE
NOTARY PUBLIC
WILLIAMSON COUNTY

Signature

VP Operations

Title

Notary Public

My Commission Expires December 13, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOROUGHBRED FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS

December 31, 2020

THOROUGHBRED FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thoroughbred Financial Services, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included in Computation of Net Capital under Rule 15c3-1, of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Nashville, Tennessee
February 23, 2021

We have served as the Company's auditor since 2017.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

Assets

Cash and cash equivalents	$	2,283,656
Deposits with clearing organizations		50,000
Commissions and other receivables		328,847
Prepaid expenses and other		25,800
Property and equipment, net of accumulated depreciation of $83,151		17,920
Leasehold right of use asset		897,318
Total assets	$	3,603,541

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	487,503
Accrued compensation, taxes, and benefits		560,371
Short-term lease liability		328,781
Total current liabilities		1,376,655
Long-term lease of use liability		616,910
Total liabilities		1,993,565
Members' equity		1,609,976
Total liabilities and members' equity	$	3,603,541

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

Revenues:		
Fees and commissions income	$	20,322,047
Other		1,307,916
Management fees from related company		636,000
Total revenues		22,265,963
Expenses:		
Commissions expense		14,808,823
Employee compensation, taxes, and benefits		3,729,977
Management fees		1,625,137
Other		701,263
Trade fees and confirmations		322,847
Facility rent		346,819
Legal and professional		59,525
Total expenses		21,594,391
Net income	$	671,572

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2020

	Member Contributions	Retained Earnings	Total Members' Equity
Balances at December 31, 2019	$ 300,000	$ 1,047,883	$ 1,347,883
Distributions to members	-	(409,479)	(409,479)
Net income	-	671,572	671,572
Balances at December 31, 2020	$ 300,000	$ 1,309,976	$ 1,609,976

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	671,572
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		24,243
Changes in operating assets and liabilities:		
Commissions and other receivables		(28,531)
Prepaid expenses and other		(25,800)
Accounts payable and accrued expenses		97,773
Accrued compensation, taxes, and benefits		18,949
Net cash provided by operating activities		758,206
Cash flows from financing activities:		
Distributions to members		(409,479)
Net cash used in investing activities		(409,479)
Net increase in cash and cash equivalents		348,727
Cash and cash equivalents, beginning of year		1,934,929
Cash and cash equivalents, end of year	$	2,283,656
Supplemental disclosure:		
State income taxes paid	$	25,090

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Thoroughbred Financial Services, LLC (the "Company") was formed effective June 24, 1999 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority. The Company also acts as an investment advisor and sells insurance products. It operates as a limited liability company ("LLC"), and its members have limited personal liability for the obligations or debts of the entity. The term of the LLC shall continue until June 24, 2039, unless earlier terminated in accordance with the provisions of the operating agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income and related expenses from customers' securities transactions are recorded on a trade date basis. Insurance commissions are recognized at the time the underwriting is completed and the income is reasonably determinable. The Company provides investment advisory services on a daily basis. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received typically monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period.

Revenue from contracts with customers	
Brokerage commissions and fees	$ 3,245,795
Insurance products	1,306,944
Investment advisory fees	15,769,308
Total revenue from contracts with customers	$20,322,047

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances which, at times may exceed federally insured limits. At December 31, 2020, the Company's uninsured cash balances total $1,045,912.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2020.

Property and Equipment

Expenditures for property and equipment are recorded at cost. Expenditures for ordinary repairs and maintenance are expensed. Depreciation is provided over the estimated useful lives of the respective assets using straight line and accelerated methods.

Income Taxes

Effective January 1, 2002, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for federal income taxes.

The Company follows Financial Accounting Standards Board Accounting Standard Codification guidance clarifying the accounting for the recording of uncertain tax positions. The benefits of uncertain tax positions are recorded in the financial statements only after determining a more-likely-than-not probability that the uncertain tax position will withstand challenge, if any, from taxing authorities. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has no accrued tax penalties or interest in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company evaluated subsequent events through February 23, 2021 when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the statement of financial position date but prior to the filing of this report that would have a material impact on the financial statements.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements for the year ended December 31, 2020.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31 consists of the following:

	2020
Furniture and fixtures	$ 70,838
Computer equipment	30,233
	101,071
Less: Accumulated depreciation	(83,151)
	$ 17,920

NOTE 5 – LEASEHOLD RIGHT OF USE

The Company has obligations as a lessee for office spaces and an equipment lease with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payment due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The leases expire at varying dates through December 31, 2023.

Amounts reported in the balance sheet as of December 31, 2020 were as follows:
Operating Leases:
Operating lease Right-of-Use assets $897,318
Operating lease liabilities $945,691

NOTE 5 – LEASEHOLD RIGHT OF USE (Continued)

Other information related to leases as of December 31, 2020 was as follows:

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases $(336,269)

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are as follows:

	2021	$ 355,486
	2022	315,794
	2023	322,109
Principal Undiscounted		993,389
Discount Interest		(47,698)
Principal Discounted		$ 945,691

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,340,470 which was $1,267,387 in excess of its required net capital of $73,083.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company earns management fees from a related party in exchange for the use of office space, personnel and administrative services. Management fees income for the year ending December 31, 2020 totaled $636,000. The Company also earns commissions on investments of an affiliated entity. Commission income recognized under this arrangement totaled $1,322,114 for the year ending December 31, 2020.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") for its employees. The Plan covers all employees who have completed minimum service requirements. The Plan provides for employer safe harbor contributions and discretionary profit sharing contributions. Contributions to the Plan totaled $125,231 for the year ending December 31, 2020.

SUPPLEMENTARY INFORMATION

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

Schedule I

Computation of basic net capital requirement:

Net worth per financial statement	$	1,609,976
Total nonallowable assets		(144,965)
Haircuts on securities		(124,541)
Net capital	$	1,340,470
Minimum net capital requirement	$	73,083
Minimum dollar net capital requirement of reporting broker	$	50,000
Greater of above amounts	$	73,083
Excess net capital	$	1,267,387
Net capital less 120% of minumum dollar net capital requirement of reporting broker	$	1,230,845

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2020

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2020

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2020

The net capital computed on page 13 and the Company's computation of net capital on its December 31, 2020 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

THOROUGHBRED FINANCIAL SERVICES, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
December 31, 2020

Not Applicable

THOROUGHBRED FINANCIAL SERVICES, LLC
MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
December 31, 2020

None

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Thoroughbred Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ((k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
February 23, 2021

TFS

2020 Exemption Report

For the calendar year 2020 Thoroughbred Financial Services, LLC (TFS) has operated under the exemption provision provided in SEA Rule 15c3-3(k)(2)(ii)

TFS has met the exemptive provisions under SEC Rule 15c3-3 through the calendar year 2020.

Daniel Kelly
VP Operations

Thoroughbred Financial Services, LLC
5110 Maryland Way • Suite 300 • Brentwood, TN 37027
615-371-0001 • fax 615-371-0184

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Thoroughbred Financial Services, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Nashville, Tennessee
February 23, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*28*******1891*********************MIXED AADC 220
51944 FINRA DEC
THOROUGHBRED FINANCIAL SERVICES LLC
5110 MARYLAND WAY STE 300
BRENTWOOD, TN 37027-7508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Kelly
615-371-0001

2. A. General Assessment (item 2e from page 2) $ 28,672

B. Less payment made with SIPC-6 filed (**exclude interest**) (13,623)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,049

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 15,049

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thoroughbred Financial Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5 day of Feb, 2021.

VP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: